Exhibit (a)(1)(I)

Option Exchange Program Summary / Q&A August 27, 2009

Exchange Program What is the Option Exchange Program? Opportunity for certain option holders to exchange their underwater options for fewer options, but with an exercise price at current market value (as of date of grant). What option grants are eligible to be exchanged? Options that meet all of the following requirements: Options with an exercise price per share greater than $4.20, which was SMOD's 52-week high when the exchange offer was launched. Options that were granted before August 6, 2008 and that are outstanding and held by a current employee on September 25, 2009, which is the estimated expiration date of the offer.

Exchange Outline Participation Excludes: Named Executive Officers Members of the Board of Directors Members of the Company's Technical Advisory Committee Exchange ratios (subject to change) - options returned to SMART : new options granted to employees Exercise Price Range Ratio:1 $0.00 to $4.20 Not Eligible $4.21 to $7.00 1.15:1 $7.01 to $8.00 1.23:1 $8.01 - $9.00 1.42:1 $9.01 - $10.00 1.45:1 $10.01 and above 1.52:1

Exchange Outline How do exchange ratios work? Divide the number of options you wish to exchange by the exchange ratio corresponding to the exercise price of your option Example: 1,000 options @ $7.50 per share (returned to SMART) Exchange ratio for a $7.50 option is 1.23:1 Divide 1,000 options by 1.23 = 813 new options to be granted Vesting will start over and be monthly over 2 years from date of grant. Option price will be the closing price on NASDAQ on the date of grant (estimated to be September 28)

Exchange Outline How will I be informed? Option holders will receive written materials in the form of an "Offer to Exchange" explaining the precise terms of the exchange offer. Option holders will have at least 20 business days from the launch date to make the election to surrender their eligible options in exchange for new options. What do I need to do? You need to review your current options, your current vesting schedule, the terms of the exchange offer and your personal assumptions as to the future performance of SMOD. We recommend that you consult with your personal financial advisors. Only you can make the decision - SMART may answer your questions and provide communications about the offer, but cannot advise you on your decision. If you elect to participate, deliver your signed Election Form to Kimberley McKinney in HR by September 25th (unless the offer is extended).

Exchange Q&A Q1 - What is the offer? A1 - Voluntary opportunity for eligible employees to exchange certain options for new options. Q2 - Who may participate in this offer? A2 - Only eligible employees You remain an employee through September 25th (estimated expiration of the offer) You hold eligible options (exercise price higher than $4.20 and granted before August 6, 2008) Named Executive Officers, members of the Board of Directors and members of the Technical Advisory Committee are not eligible

Exchange Q&A Q3 - Are there circumstances when I would not be granted the new exchange options? A3 - Yes, if: You are no longer an employee on the grant date of the new options The exercise price of your option price is equal to or less than $4.20 (SMOD's 52-week high when the exchange offer was launched) Q4 - Am I required to participate in this option exchange? A4 - No, participation is completely voluntary. We will provide you with a summary listing of your eligible option grants on your Election Form, and you may choose whether to exchange your options.

Exchange Q&A Q5 - How many new options will I receive for the options I exchange? A5 - The number of outstanding stock options that an eligible employee would receive will be based on the exchange ratio (subject to change): Exercise Price Range Ratio:1 $0.00 to $4.20 Not Eligible $4.21 to $7.00 1.15:1 $7.01 to $8.00 1.23:1 $8.01 - $9.00 1.42:1 $9.01 - $10.00 1.45:1 $10.01 and above 1.52:1 For example, if you were to exchange 1,000 eligible options with an exercise price of $7.50, you would receive 813 new options (1,000/1.23 = 813) at an exercise price equal to the closing price of our ordinary shares on the new option grant date (estimated to be September 28).

Exchange Q&A Q6 - Why isn't the exchange ratio simply one-for-one? A6 - Our stock option exchange program must balance the interests of both employees and shareholders. The exchange ratio selected for this offer will decrease the total number of options outstanding and may decrease potential shareholder dilution. Additionally, the option exchange program is structured to be cost-neutral and to minimize any additional compensation expense to SMART. The offer is structured to allow us to offer real incentive and retention benefits from the new options issued, while recognizing essentially the same amount of compensation expense as we would have recognized for the eligible options. Q7 - What will be the exercise price of my new option? A7 - The exercise price per share of new options will be the closing price of our shares on NASDAQ on the grant date of new options (estimated to be September 28).

Exchange Q&A Q8 - When will my options vest and become exercisable? A8 - The new options will vest monthly over a two year period beginning on the date of grant. Q9 - If I participate in this offer, do I have to exchange all of my options with an exercise price higher than $4.20? A9 - No, you may choose which eligible option grants you wish to exchange. However, you must decide to exchange all of the options of any grant or none of the grant; you cannot exchange part of a grant.

Exchange Q&A Q10 - When will my exchanged options be cancelled? A10 - Your exchanged options will be cancelled on the expiration date of the exchange offer, which we expect to be September 25, 2009. Q11- When will I receive the new options? A11 - We will grant the new options on the new option grant date, which we expect to be September 28, 2009. You should receive notification of the new options within 10 days. Q12 - What happens to my options if I choose not to participate, my election form is not received by the deadline, or my options are not accepted in the exchange? A12 - If you choose not to participate, or your election form is not received by the deadline, or your options are not accepted, then your existing options will remain outstanding under their current terms and conditions until they expire.

Exchange Q&A More detailed Q&As are provided in your "Offer to Exchange" information packet ADDITIONAL INFORMATION AND WHERE TO FIND IT The Company has provided or soon will provide option holders who are eligible to participate in the option exchange program with written materials explaining the precise terms and timing of the option exchange program. Persons who are eligible to participate in the option exchange program should read these written materials carefully when they become available because they will contain important information about the option exchange program. The Company will also file these written materials with the SEC as part of a tender offer statement upon the commencement of the exchange. The Company's shareholders and option holders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC's website at www.sec.gov.